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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No.    *)

                                BEC Group, Inc.
                               (Name of Issuer)

                         Common Stock, $.01 Par Value
                        (Title of Class of Securities)

                                  05538A 10 7
                                (CUSIP Number)

         Kane Kessler, P.C., 1350 Avenue of the Americas - 26th Floor,
 New York, New York 10019 - Attention: Robert L. Lawrence, Esq. (212) 541-6222
      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communication)

                                  May 3, 1996
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement /x/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                 SCHEDULE 13D

     CUSIP No. 05538A 10 7                                    Page 1 of 5 Pages

      1    NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           Martin E. Franklin

      2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)  / /
                                                                  (b)  / /

      3    SEC USE ONLY

      4    SOURCE OF FUNDS*
           PF

      5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                     / /

      6    CITIZENSHIP OR PLACE OF ORGANIZATION
           United Kingdom

         NUMBER       7    SOLE VOTING POWER
           OF              1,208,197
         SHARES
      BENEFICIALLY    8    SHARED VOTING POWER
         OWNED             -0-
           BY
          EACH        9    SOLE DISPOSITIVE POWER
       REPORTING           1,208,197
         PERSON
          WITH        10   SHARED DISPOSITIVE POWER
                           -0-

      11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           1,208,197

      12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                             / /

      13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           Approximately 6.9 percent

      14   TYPE OF REPORTING PERSON*
           IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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Information contained in this statement on Schedule 13D is as of the date hereof, unless otherwise expressly provided herein.

Item 1.   Security and Issuer.

          (i) Name and Issuer: BEC Group, Inc. (hereinafter referred to as the "Company" or "Issuer").

         (ii)  Address of Issuer:  555 Theodore Fremd Avenue, Rye,
               New York 10580.

        (iii) Title of Class of Equity Securities to which this Statement relates: Common Stock, $.01 par value
               (the "Common Stock").

         (iv)  Name and Address of Principal Executive Offices of
               Issuer:

               555 Theodore Fremd Avenue
               Rye, New York 10580

Item 2.   Identity and Background.

          (a)  Martin E. Franklin

          (b)  555 Theodore Fremd Avenue
               Rye, New York 10580

          (c) Chairman and Chief Executive Officer of the Board of BEC Group, Inc.
               555 Theodore Fremd Avenue
               Rye, New York 10580

          (d)  None.

          (e)  None.

          (f)  United Kingdom.

Item 3.   Source and Amount of Funds or Other Consideration.

          Benson Eyecare Corporation, a Delaware corporation ("Benson"), entered into an Agreement and Plan of Merger (as amended, the "Merger Agreement"), dated as of February 11, 1996, with Essilor International, S.A., a French limited liability company ("Essilor"), Essilor of America, Inc. ("Essilor America"), and Essilor Acquisition Corporation ("Essilor Sub"), (together, the "Acquiring Parties"), pursuant to which Essilor America agreed to acquire Benson through the merger (the "Merger") of Essilor Sub, with and into Benson on the terms described therein. The Merger was consummated on May 3, 1996. Prior to the Merger all of the businesses,

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          assets and liabilities of Benson's non prescription
          eyewear and optics related businesses were transferred to a wholly owned subsidiary of Benson, BEC Group, Inc., a Delaware corporation. In exchange for all of the issued and outstanding shares of Benson common stock, $.01 par value per share (the "Benson Common Stock"), as of the effective time of the Merger (the "Effective Time"), the stockholders of Benson, received for their Benson Common Stock held at the Effective Time (i) the right to receive $6.60 in cash per share of Benson Common Stock and (ii) one share of the common stock of the Company, par value $.01 per share (the "Common Stock") for every two shares of Benson Common Stock. As a result of the consummation of the foregoing transactions, Mr. Franklin received cash and 1,208,197 shares of Common Stock in exchange for 2,416,394 shares of Benson Common Stock held by Mr. Franklin prior to the Effective Time.

Item 4.   Purpose of Transaction.

          The acquisition of the 1,208,197 shares of Common Stock by Mr. Franklin, is for investment purposes only, although Mr. Franklin reserves the right to transfer or sell all or any portion of such shares of Common Stock to a third person. Mr. Franklin reserves the right in the future to take or propose such action as he deems appropriate regarding his shares of Common Stock, including any actions of the type specified under Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

          (a) Mr. Franklin beneficially owns 1,208,197 shares of Common Stock of the Company which constitutes approximately 6.9% of the Company's outstanding shares of Common Stock. This number of shares excludes 2,750 shares, which are held in trust for Mr. Franklin's minor children and 47,500 shares owned by the Julie and Martin Franklin Charitable Foundation, Inc., a New York not-for-profit corporation, as to which shares Mr. Franklin disclaims beneficial ownership.

          (b) Mr. Franklin has the sole power to vote and the sole power to dispose of the 1,208,197 shares of Common Stock of the Issuer that he beneficially owns.

          (c)  See Item 3 herein.

                                      -2-

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          (d)  Not applicable.

          (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

          Not applicable.

Item 7.   Material to Be Filed as Exhibits

          None

                                      -3-
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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 13, 1996                          /s/ Martin E. Franklin
                                      Martin E. Franklin